Exhibit 3.1

Delaware

The First State

Page 1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "APPRECIATE HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF NOVEMBER, A.D. 2022, AT 10:31 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

3397499 8100
SR# 20224119252

Authentication: 204953700
Date: 11-29-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware Secretary of State Division of Corporations Delivered 10:31 AM 11/29/2022 FILED 10:31 AM 11/29/2022 SR 20224119252 - File Number 3397499	SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF APPRECIATE HOLDINGS, INC.

November 29, 2022

Appreciate Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation’’), DOES HEREBY CERTIFY AS FOLLOWS:

l. The present name of the Corporation is Appreciate Holdings, Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 6, 2020 under the name Proptech Investment Corporation II (the “Original Certificate”).

2. The first amended and restated certificate of incorporation of the Corporation, which both restated and amended the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”), and was filed with the Secretary of State of the State of Delaware on December 3, 2020 (the “First Amended and Restated Certificate”).

3.  A Certificate of Amendment to the First Amended and Restated Certificate was filed with the Secretary of State of the State of Delaware on November 29, 2022 to change the name of the Corporation to Appreciate Holdings, Inc. and make certain amendments to Section 9.2 and Section 9.7 of the First Amended and Restated Certificate (together with the Original Certificate and the First Amended and Restated Certificate, the “Certificate”), and became effective on November 29, 2022.

4.  This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate’’), which both restates and amends the provisions of the Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the DGCL, and shall become effective on the date of filing with Secretary of State of the State of Delaware.

5. The text of the Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

Section l.l. Name. The name of the Corporation is Appreciate Holdings, Inc. (the “Corporation”).

ARTICLE II

Section 2.1. Address. The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

Section 3.1. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL.

ARTICLE IV

Section 4.1. Capitalization.

(A) The total number of shares of all classes of capital stock, each with a par value of $0.000l per share, which the Corporation is authorized to issue is 201,000,000 shares, consisting of (a) 200,000,000 shares of common stock (the “Common Stock”), including (i) 100,000,000 shares of Class A Common Stock (the “Class A Common Stock”) and (ii) l00,000,000 shares of Class B Common Stock (the “Class B Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock’’).

(B)  The number of authorized shares of any of the Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding or, in the case of Class A Common Stock, an aggregate amount necessary for issuance upon the conversion of any outstanding shares of Class B Common Stock and/or upon exchange of any Class B Units (as defined in the Limited Liability Company Agreement (the “Holdings LLC Agreement”) of Appreciate Intermediate Holdings Company, LLC (“Holdings”)),for any shares of Class B Common Stock, by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Class A Common Stock, the Class B Common Stock or Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Second Amended and Restated Certificate or any certificate of designations relating to any series of Preferred Stock.

(C)  This Second Amended and Restated Certificate is being filed on the closing date (such date, the “Closing Date”) of the transactions contemplated by that certain Business Combination Agreement, dated as of May 17, 2022, by and among the Corporation and certain other parties thereto (the “Business Combination Agreement”). Upon this Second Amended and Restated Certificate becoming effective upon filing with the Secretary of State of the State of Delaware pursuant to the DGCL (the “Effective Time”), each share of existing class B common stock (as defined in the First Amended and Restated Certificate) issued prior to the Effective Time will be converted into one (1) share of Class A Common Stock, without any action required on the part of the Corporation or the holder of such share of class B common stock. No fractional shares of Class A Common Stock will be issued in connection with the reclassification of shares of class B common stock provided for in this Section 4.l(C).

Section 4.2. Preferred Stock.

(A) The board of directors of the Corporation (the “Board”) is hereby expressly authorized to provide, out of the unissued shares of the Preferred Stock, one or more series of Preferred Stock, and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(B)  Except as otherwise required by applicable law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Second Amended and Restated Certificate (including any certificate of designations relating to such series).

Section 4.3. Common Stock.

(A) Voting Rights.

(1) Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(2) Except as otherwise provided in this Second Amended and Restated Certificate or as required by applicable law, each holder of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

(3) Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(B) Dividends and Distributions. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends and other distributions in cash, stock of any corporation or property of the Corporation, the holders of Class A Common Stock (including Class A Common Stock which converted to Class A Common Stock from Class B Common Stock in accordance with Section 4.3(1)) below on or prior to the record date for such dividend or other distribution) shall be entitled to receive ratably, taken together as a single class, in proportion to the number of shares of Class A Common Stock held by each such stockholder such dividends and other distributions as may from time to time be declared by the Board in its discretion out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine. The holders of Class B Common Stock shall not be entitled to any dividends or distributions on any shares of Class B Common Stock held by such holder prior to the conversion of such shares of Class B Common Stock into Class A Common Stock.

(C)  Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock having a preference over the Class A Common Stock as to distributions upon dissolution or liquidation or winding up shall be entitled, the holders of all outstanding shares of Class A Common Stock (including Class A Common Stock which converted to Class A Common Stock from Class B Common Stock in accordance with Section 4.3(1)) below on or prior to the date of such liquidation, dissolution or winding up (including if a Class B Conversion Event (as defined below) occurred as a result of such liquidation, dissolution or winding up) shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. The holders of shares of Class B Common Stock shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(D)  Exchange of Class B Common Stock. Subject at all times to the requirements of and under the Holdings LLC Agreement in connection with an Exchange (as that term is defined in the Holdings LLC Agreement):

(1)  Class B Units (as defined in the Holdings LLC Agreement) shall be exchanged for shares of Class A Common Stock equal to the number of Class B Units in accordance with the Holdings LLC Agreement, together with the surrender and cancellation of the same number of outstanding shares of Class B Common Stock held by holder. Before any holder of Class B Units shall be entitled voluntarily to exchange any such Class B Units, such holder shall give written notice to the Corporation at its principal corporate office of the election to exchange the same, together with the election to surrender and cancellation of the same number of outstanding shares of Class B Common Stock held by such holder, and shall state therein the name or names in which such Class A Common Stock are to be registered in book entry. The Corporation shall, as soon as practicable thereafter, register the number of shares of Class A Common Stock to which such holder of Class B Common Stock and Class B Units shall be entitled as aforesaid in book-entry form. Such exchange of Class B Units, and surrender and cancellation of Class B Common Stock shall be deemed to have been made immediately prior to the close of business on the date of the written notice of such holder’s election to exchange and, surrender and cancel required by this Section 4.3(D)(l), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such exchange, and surrender and cancellation shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is surrendered and cancelled pursuant to this Section 4.3(D)(1) shall be retired by the Corporation and shall not be available for reissuance; and

(2)  the Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Second Amended and Restated Certificate or the Holdings LLC Agreement, relating to the exchange of the Class B Units, together with the surrender and cancellation of the Class B Common Stock for Class A Common Stock, as it may deem necessary or advisable in connection therewith. If the Corporation has a reasonable basis to believe that a Transfer giving rise to an exchange of Class B Units, together with the surrender and cancellation of the Class B Common Stock, for Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request in writing that the holder of such shares furnish affidavits or other reasonable evidence to the Corporation as the Corporation deems necessary to determine whether an exchange of Class B Units, together with the surrender and cancellation of the Class B Common Stock, for Class A Common Stock has occurred and if such holder does not, within thirty days after receipt of such written request, furnish reasonable evidence to the Corporation to enable the Corporation to determine that no such exchange has occurred, any such Class B Units and Class B Common Stock, to the extent not previously exchanged or surrendered and cancelled, respectively, shall be automatically exchanged, and surrendered and cancelled, respectively, into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

(E)  Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock an amount equal to at least the number of then-outstanding Class B Units subject to Exchange (as defined in the Holdings LLC Agreement) from time to time.

(F)  Splits. If the Corporation at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of this Second Amended and Restated Certificate, scheme, arrangement or otherwise (each, a “Split’’)) any class of Common Stock into a greater or lesser number of shares, the shares of each other class of Common Stock outstanding immediately prior to such subdivision shall be proportionately similarly combined or subdivided such that the ratio of shares of outstanding Class B Common Stock to shares of outstanding Class A Common Stock immediately prior to such subdivision shall be maintained immediately after such combination or subdivision. Any adjustment described in this Section 4.3(F) shall become effective at the close of business on the date the combination or subdivision becomes effective.

(G) Transfers of Class B Common Stock; Cancellation of Class B Common Stock.

(1)  No shares of Class B Common Stock may be issued by the Corporation except to a holder of Class B Units of Holdings, such that after such issuance of Class B Common Stock, such holder of Class B Units holds an identical number of shares of Class B Common Stock. No shares of Class B Common Stock may be transferred by the holder thereof except (i) for no consideration to the Corporation upon which transfer such shares shall automatically be cancelled pursuant to Section 4.3(G)(2), or (ii) together with the transfer of an identical number of Class B Units made in compliance with the Holdings LLC Agreement. If any outstanding share of Class B Common Stock ceases to be held by a holder of the corresponding Class B Unit, such share of Class B Common Stock shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock, be transferred to the Corporation for no consideration and cancelled.

(2)  Immediately upon the effective time of exchange of Class B Units and corresponding shares of Class B Common Stock for a Stock Exchange Payment and/or a Cash Exchange Payment (as each such term is defined in the Holdings LLC Agreement), as the case may be, such shares of Class B Common Stock held by such exchanging holder shall automatically and without further action on the part of the Corporation or holder of Class B Common Stock be canceled with no consideration being paid or issued with respect thereto. Any such canceled shares of Class B Common Stock shall be automatically retired and restored to the status of authorized but unissued shares of Class B Common Stock and all rights with respect to such shares shall automatically cease and terminate.

(H)  Ranking. Except as expressly provided in this Article IV, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally (including as to dividends and distributions, and upon any dissolution or liquidation or winding up of the Corporation), share ratably and be identical in all respects as to all matters.

(I) No Preemptive Rights. No holder of Common Stock shall be entitled to preemptive rights.

(J)  Conversion or Exchange of Class A Common Stock. Class A Common Stock shall not be convertible into or exchangeable for any other class or series of capital stock of the Corporation.

ARTICLE V

Section 5.1. By-Laws. In furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to make, amend, alter, change, add to or repeal the by-laws of the Corporation (as the same may be amended from time to time, the “By-Laws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Second Amended and Restated Certificate. Notwithstanding anything to the contrary contained in this Second Amended and Restated Certificate or any provision of law which might otherwise permit a lesser vote of the stockholders, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designations relating to any series of Preferred Stock), by the By-Laws or pursuant to applicable law, the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of Article I, Article II or Article IV of the By-Laws of the Corporation, or to adopt any provision inconsistent therewith and, with respect to any other provision of the By-Laws of the Corporation, the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any such provision of the By-Laws of the Corporation, or to adopt any provision inconsistent therewith.

ARTICLE VI

Section 6.1. Board of Directors.

(A)  Director Powers. Except as otherwise provided in this Second Amended and Restated Certificate or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

(B) Number of Directors. The total number of directors constituting the whole Board shall, (a) as of the date of this Second Amended and Restated Certificate, initially be seven and (b) thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time by a majority of the Board.

(C)  Classified Board. The directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Closing Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Closing Date. At each annual meeting of stockholders following the Closing Date, successors to the class of directors whose term expires at that annual meeting of stockholders shall be elected for a term expiring at the third succeeding annual meeting of stockholders. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove, or shorten the term of, any incumbent director. The Board is authorized to assign members of the Board already in office to their respective class.

(D)  Board Vacancies and Newly-Created Directorships. Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding, any newly-created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

(E)  Term and Removal. Each director shall hold office until the annual meeting of stockholders at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the By-Laws. Any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. In case the Board or any one or more directors should be so removed, new directors may be elected pursuant to Section 6.1(B).

(F)  Preferred Directors. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Second Amended and Restated Certificate (including any certificate of designations relating to any series of Preferred Stock) applicable thereto. Notwithstanding Section 6.1A). the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section 6.l(A) hereof, and the total number of directors constituting the whole Board shall be automatically adjusted accordingly.

(G)  Vote by Ballot. Directors of the Corporation need not be elected by written ballot unless the By-Laws shall so provide.

ARTICLE VII

Section 7.1. Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken by the holders of stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing or by electric transmission by such holders unless such action is recommended or approved by all directors of the Corporation then in office; provided, however, that to the extent expressly permitted by the certificate of designations relating to one or more series of Preferred Stock, by the holders of such series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing or by electric transmission, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded.

Section 7.2. Meetings of Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer of the Corporation or as otherwise provided in the By-Laws.

ARTICLE VIII

Section 8.1. Limited Liability of Directors. To the fullest extent permitted by applicable law, no director of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 8.2. Change in Rights. Neither the amendment nor the repeal of this Article VIII shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing prior to such amendment or repeal.

Section 8.3. Director and Officer Indemnification and Advancement of Expenses. The Corporation, to the fullest extent permitted by law, shall indemnify and advance expenses to any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or any predecessor of the Corporation, or, while serving as a director or officer of the Corporation, serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Section 8.4. Employee and Agent Indemnification and Advancement of Expenses. The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any Person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as an employee or agent at the request of the Corporation or any predecessor to the Corporation.

ARTICLE IX

Section 9.1. DGCL Section 203 and Business Combinations.

(A) The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

(B)  Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or l2(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(l) prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

(2)  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)  at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

(C) For purposes of this Article IX, references to:

(1)  “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)  “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)  “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(a)  any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (i) with the interested stockholder, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 9.l(B) is not applicable to the surviving entity;

(b)  any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(c)  any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection (c) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(d)  any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(e)  any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4)  “control,” including the terms “controlling,” “controlled by” and ’‘under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing Section 9.1(B), as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5)  “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the Affiliates and associates of such person; but “interested stockholder” shall not include (x) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective Affiliates or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, provided that a majority of the aggregate shares of voting stock of the Corporation owned by such group immediately prior to the business combination or the transaction which resulted in the stockholder becoming an interested stockholder were owned (without giving effect to beneficial ownership attributed to such person pursuant to Section 13(d)(3) of the Exchange Act or Rule 13d-5 of the Exchange Act) by one or more Stockholder Parties, Stockholder Party Direct Transferees, or Stockholder Party Indirect Transferees, or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (y) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6)  “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

(a) beneficially owns such stock, directly or indirectly; or

(b)  has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(c)  has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

(7)  “person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or other entity.

(8)  “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9)  “Stockholder Parties” means the Sellers and the Founder Holders (each as defined in the Investor Rights Agreement dated on or about the date hereof (as amended), by and among the Corporation, the Sellers and the Founder Holders). The term “Stockholder Party”shall have a correlative meaning to “Stockholder Parties.”

(10)  “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(11)  “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(12)  “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference in this Article IX to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.

ARTICLE X

Section l0.1. Competition and Corporate Opportunities.

(A)  In recognition and anticipation that (i) members of the Board who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates and Affiliated Entities (each, as defined below) may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (ii) the Stockholder Parties and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and the provisions of this Article X are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors, the Stockholder Parties or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

(B)  None of (i) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates or Affiliated Entities and (ii) the Stockholder Parties or any of their respective Affiliates (the Persons (as defined below) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by applicable law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates has historically engaged, now engages or proposes to engage at any time or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by applicable law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by applicable law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section l0.1 (C). Subject to Section 10.1C), in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its, her or his Affiliates, such Identified Person shall, to the fullest extent permitted by applicable law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person or does not communicate information regarding such corporate opportunity to the Corporation.

(C)  Subject to Section 10.1(D), the Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered or presented to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 10.1(B) shall not apply to any such corporate opportunity.

(D)  In addition to and notwithstanding the foregoing provisions of this Article X, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation, (iii) is one in which the Corporation has no interest or reasonable expectancy, or (iv) is one presented to any Person for the benefit of a member of the Board or such member’s Affiliate over which such member of the Board has no direct or indirect influence or control, including, but not limited to, a blind trust.

(E)  For purposes of this Article X, (i) “Affiliate” shall mean (a) in respect of a member of the Board, any Person that, directly or indirectly, is controlled by such member of the Board (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of any of the Stockholder Parties, a Person that, directly or indirectly, is controlled by any of the Stockholder Parties, controls any of the Stockholder Parties or is under common control with any of the Stockholder Parties and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (c) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (d) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Affiliated Entity” shall mean (x) any Person of which a Non-Employee Director serves as an officer, director, employee, agent or other representative (other than the Corporation and any entity that is controlled by the Corporation), (y) any direct or indirect partner, stockholder, member, manager or other representative of such Person or (z) any Person controlling, controlled by or under common control with any of the foregoing, including any investment fund or vehicle under common management; and (iii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

(F)  For the purposes of this Article X, “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting stock, by contract, or otherwise. A Person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting stock, in good faith and not for the purpose of circumventing this Section 10.1(F), as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(G)  To the fullest extent permitted by applicable law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

(H)  Any alteration, amendment, addition to or repeal of this Article X shall require the affirmative vote of at least 80% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Neither the alteration, amendment, addition to or repeal of this Article X, nor the adoption of any provision of this Second Amended and Restated Certificate (including any certificate of designations relating to any series of Preferred Stock) inconsistent with this Article X, shall eliminate or reduce the effect of this Article X in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article X, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article X shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate, the By-Laws, any indemnification agreement between such Person and the Corporation or any of its subsidiaries, or applicable law.

ARTICLE XI

Section 11.1. Severability. If any provision of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

ARTICLE XII

Section 12.1. Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Corporation or any current or former director, officer, other employee, agent or stockholder of the Corporation (a) arising pursuant to any provision of the DGCL, this Second Amended and Restated Certificate (as it may be amended or restated) or the By-Laws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery, (iv) any action to interpret, apply, enforce or determine the validity of this Second and Restated Certificate or the By-Laws, or (v) any action asserting a claim against the Corporation or any current or former director, officer, other employee, agent or stockholder of the Corporation governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (v), to the fullest extent permitted by applicable law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act of 1933, as amended, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of this Article XII will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XII.

ARTICLE XIII

Section 13.1. Amendments. Notwithstanding anything contained in this Second Amended and Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Second Amended and Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class: Article V, Article VI, Article VII, Article VIII, Article IX, Article XII and this Article XIII. Except as expressly provided in the foregoing sentence and the remainder of this Second Amended and Restated Certificate (including any certificate of designations relating to any series of Preferred Stock), including Section 10.1G), this Second Amended and Restated Certificate may be amended by the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer this 29 day of November, 2022.

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Chairman, Co-Chief Executive Officer and President

[Signature Page to Second Amended and Restated Certificate of Incorporation of Appreciate Holdings, Inc.]